Exhibit 3.1

CERTIFICATE OF AMENDMENT OF CERTIFICATE OF INCORPORATION OF ERICKSON INCORPORATED

Erickson Incorporated (the "Corporation"), a corporation organized and existing under the General Corporation Law of the State of Delaware, hereby certifies as follows:

1.This Certificate of Amendment (the "Certificate of Amendment") amends the provisions of the Corporation's Third Amended and Restated Certificate of Incorporation filed with the Secretary of State on April 1, 2014 (the "Certificate of Incorporation").

2.Article 4, Section D of the Certificate of Incorporation is hereby amended and restated in its entirety as follows:

D.     Stockholder Action.

1.     Until such date that ZM EAC LLC, ZM Private Equity Fund I, L.P., or ZM Private Equity Fund II, L.P., their Affiliates or any person who is an express assignee or designee of ZM EAC LLC, ZM Private Equity Fund I, L.P. or ZM Private Equity Fund II, L.P. in respect of its respective rights hereunder (and such assignee’s or designee’s Affiliates) cease to own, in the aggregate, at least 30% of the outstanding shares of Common Stock (the “Trigger Date”), with respect to any class of capital stock:

(a)
any action required to be taken or which may be taken at any annual or special meeting of Stockholders may be taken without a meeting, without prior notice, and without a vote if a consent or consents in writing, setting forth the action so taken, shall be signed by the holders of outstanding stock of the Corporation having not less than the minimum number of voles that would be necessary to authorize or take such action at a meeting at which all shares of stock of the Corporation entitled to vote thereon were present and voted; and

(b)
special meetings of the Stockholders may be called by (i) the Chairman of the Board of Directors, (ii) the Board of Directors     pursuant to a resolution approved by a majority of the Board of Directors, or (iii) any Controlling Stockholder (as defined below) who, together with its Affiliates, owns more than 30% of the outstanding shares of Common stock, or any director who is employed by such a Controlling Stockholder.

2.     From and after the Trigger Date, with respect to any class of its capital stock:

(a)	no action required to be taken or which may be taken at any annual or special meeting of Stockholders may be taken without a meeting;

(b)	the power of the Stockholders to consent in writing, without a meeting, to the taking of any action is specifically denied; and

(c)
special meetings of the Stockholders may be called by (i) the Chairman of the Board of Directors or (ii) the Board of Directors pursuant to a resolution approved by a majority of the Board of Directors.

3.
Prior to the Trigger Date, nominations and stockholders' proposals by ZM EAC LLC, ZM Private Equity Fund I, L.P. or ZM Private Equity Fund II, L.P. (such persons, other than the Company and its Subsidiaries, are referred to herein collectively, as the "Controlling Stockholders") shall not be subject to any advance notice or similar procedures that may be set forth from time to time in the Bylaws of the Corporation.

4.
Prior to the Trigger Date, the Corporation shall not enter into a transaction that results in the Stockholders immediately preceding such transaction holding less than 50.1 percent (50.1%) of the equity interests of the Corporation or the surviving or resulting entity of such transaction immediately after the consummation of such transaction (a “Change of Control Transaction”) unless (a) the principal terms of such Change of Control Transaction are approved by a committee of the Board of Directors that is composed of directors determined in good faith by the Board of Directors to be independent and disinterested under NASDAQ standards with respect to such Change of Control Transaction and is empowered to the fullest extent permitted by Delaware law to exercise the full power of the Board of Directors in connection with the negotiation and approval or rejection of such Change of Control Transaction, and (b) all the holders of shares of Common Stock then outstanding are offered or paid for shares of Common Stock disposed of in such Change of Control Transaction the same amount and form of securities, cash, rights, or other consideration per share of Common Stock in such Change of Control Transaction.

5.
Prior to the Trigger Date, the Corporation shall not enter into (a) any transaction or series of transactions with any of the Controlling Stockholders or any Affiliate of any of those Controlling Stockholders with an aggregate dollar value greater than $2 million, or (b) any transaction or series of transactions (unless such transaction occurs in the ordinary course of the Corporation’s business) with any entity in which the Controlling Stockholders (or any Affiliate thereof) hold an ownership interest in excess of 25.1 percent (25.1%) of that entity’s equity or debt, which transaction has an aggregate dollar value greater than $2 million (in either case, a “Qualifying Related Party Transaction”) unless the principal terms of such Qualifying Related Party Transaction were approved by a committee of the Board of Directors that is composed of directors determined in good faith by the Board of Directors to be independent and disinterested under NASDAQ standards with respect to such Qualifying Related Party Transaction, and is empowered to the fullest extent permitted by Delaware law to exercise the full power of the Board of Directors in connection with the negotiation and approval or rejection of such Qualifying Related Party Transaction.

3.This amendment was duly adopted in accordance with the provisions of Sections 228 and 242 of the General Corporation Law of the State of Delaware.

4.All other provisions of the Certificate of Incorporation shall remain in full force and effect.

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment to be signed by Melissa Berube, its Corporate Secretary, this 13th day of December, 2016.

By:__/s/ Melissa Berube_________ Name: Melissa Berube Title: Corporate Secretary

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